 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Hicks, Wayland (Last) (First) (Middle) United Rentals, Inc. Five Greenwich Office Park (Street) Greenwich, CT 06830 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol United Rentals, Inc. URI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/21/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Chief Operating Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
employee stock option (right to buy)	$21.9375	04/21/2003		D(1)			225,000	currently exercisable	03/24/2008	common stock	225,000		$0	D
employee stock option (right to buy)	$21.9375	04/21/2003		A(1)		225,000		currently exercisable	04/10/2013	common stock	225,000		$225,000	D
employee stock option (right to buy)	$20.00	04/21/2003		D(1)			50,000	currently exercisable	11/13/2007	common stock	50,000		$0	D
employee stock option (right to buy)	$20.00	04/21/2003		A(1)		50,000		currently exercisable	04/10/2013	common stock	50,000		$50,000	D
employee stock option (right to buy)	$15.00	04/21/2003		D(1)			50,000	currently exercisable	11/13/2007	common stock	50,000		$0	D
employee stock option (right to buy)	$15.00	04/21/2003		A(1)		50,000		currently exercisable	04/10/2013	common stock	50,000		$50,000	D

Explanation of Responses:

(1) The Company previously granted to Mr. Hicks the following options in 1997 and 1998: (i) options to purchase 225,000 shares of common stock at an exercise price of $21.9375 per share, (ii) options to purchase 50,000 shares of common stock at an exercise price of $20.00 per share and (iii) options to purchase 50,000 shares of common stock at an exercise price of $15.00 per share. The granting of these options was previously reported as required. The expiration date for these options was March 24, 2008, November 13, 2007 and November 13, 2007, respectively. This form is being filed to report that the expiration date of these options has been extended to April 10, 2013. There has been no change to the exercise price of the original options. In accordance with SEC interpretations, the extension of the term of the options is reported on this form as the cancellation of the original options and the grant of new options with different expiration dates.

By:	Date:
/s/ Wayland R. Hicks	04/21/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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